UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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LUXFER HOLDINGS PLC

SALFORD, England — 7th May, 2014 — Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month period ended March 31, 2014.

UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2014

Results are summarized as follows:

Three-month periods ended March 31,
	2014	2013
Net revenue (excluding surcharge below) Rare earth chemical surcharge Revenue	$122.4m $0.9m $123.3m	$119.2m $3.2m $122.4m
Trading profit Trading margin Operating profit	$12.3m 10.0% $12.3m	$14.9m 12.2% $14.5m
Net income Earnings per £1 ord. share – Basic (1)	$7.2m $0.54	$8.3m $0.62
Adjusted net income (2) Adjusted earnings per £1 ord. share – Basic Adjusted earnings per ADS – Basic (3) Adjusted earnings per ADS – fully diluted	$8.0m $0.60 $0.30 $0.28	$9.4m $0.70 $0.35 $0.34
Adjusted EBITDA (4) Adjusted EBITDA margin	$16.9m 13.7%	$18.7m 15.3%
Net cash inflow from operating activities	$1.3m	$9.6m
Net debt (total debt less cash)	$45.6m	$26.5m
Total equity – book value (net assets) £1 ordinary shares outstanding LXFR – ADS equivalent outstanding (5)	$190.2m 13.4m 26.8m	$155.8m 13.4m 26.8m

(1)	Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.
(2)	Adjusted net income consists of net income adjusted for the post tax impact of non-trading items (being IAS 19 retirement benefits finance charges, acquisition and disposal costs, restructuring and other income and expense and other share-based compensation charges). A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.
(3)	Each ADS represents one-half of an ordinary share and they are listed on the NYSE under the ticker LXFR. Stock prices quoted for LXFR on the NYSE are per ADS and not ordinary share.
(4)	Adjusted EBITDA consists of profit for the period before tax expense, finance income and costs, acquisition and disposal costs, restructuring and other income and expense, other share based compensation charges and amortization and depreciation. A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.
(5)	Assumes all £1 ordinary shares are converted into 2 ADSs.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

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COMMENTARY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2014

ABOUT LUXFER GROUP

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange and its American Depositary Shares (ADSs) trade under the symbol “LXFR”.

BUSINESS REVIEW

First-Quarter Results

Luxfer Group revenue for the first quarter of 2014 was $123.3m and, excluding rare earth chemical surcharges of $0.9m, net revenue was $122.4m, an increase of $0.5m over Q1 2013 at constant translation exchange rates. FX translation differences were a positive $2.7m. The divisional results are discussed in further detail later in this release; however, in summary, the Gas Cylinders Division’s revenue was slightly down in Q1 2014 compared to Q1 2013, while Elektron Division’s sales were improved. Sales of industrial gas cylinders and composite life-support cylinders were lower, though partly offset by higher sales of alternative fuel (AF) transportation systems resulting from deliveries of modules for an Australian “virtual pipeline” contract. Elektron Division’s revenue was stronger with improved sales across both its main operations of magnesium and zirconium materials.

Lower rare earth costs, when compared to Q1 2013, resulted in a reduced rare earth surcharge: down to only $0.9m in Q1 2014 from $3.2m in Q1 2013. With rare earth costs much lower and relatively stable, for some products we have started to move away from having a separate surcharge in our pricing. Overall, the Group’s Q1 2014 revenue of $123.3m was $0.9m higher than the $122.4m for Q1 2013. The gross profit margin was also slightly higher at 23.4%, compared to 23.1% for Q1 2013. Despite higher Elektron sales, gross margins did not improve significantly due to lower sales in some higher-margin areas. There was a much weaker mix of sales for the Gas Cylinders Division, which negatively affected gross margin and led to a lower operating margin compared to Q1 2013.

Trading profit was $12.3m for the first quarter of 2014 (Q1 2013: $14.9m). The Gas Cylinders Division Q1 2014 trading profit margin of 2.4% was much lower than the 7.6% in Q1 2013, reflecting both the adverse sales mix and costs related to product developments for the AF and medical markets. Elektron Division’s 18.7% trading profit margin was better than in Q1 2013 (18.0%), mainly due to increased production activity in our operations compared to 2013. Group operating profit was also $12.3m in Q1 2014 (Q1 2013: $14.5m) with no further deduction for non-recurring trading items.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition,

(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services,

(iii) statements of future economic performance and

(iv) statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:

(i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

The Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F dated March 31, 2014 filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

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Divisional analysis of revenue and trading profit

	FIRST QUARTER 2014			FIRST QUARTER 2013
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	66.1	57.2	123.3	68.4	54.0	122.4
Net revenue (excluding RE surcharge)	66.1	56.3	122.6	68.4	50.8	119.2
Trading profit	1.6	10.7	12.3	5.2	9.7	14.9
Return on Sales % (Trading profit/Revenue)	2.4%	18.7%	10.0%	7.6%	18.0%	12.2%

Gas Cylinders

Gas Cylinders Division revenue of $66.1m in Q1 2014 was $2.3m lower than in Q1 2013. Underlying revenue (calculated as net revenue before FX translation differences) decreased by $3.8m or 5.6%, and FX translation differences were a positive $1.5m. Q1 2014 saw tough trading conditions in both the U.S. and European gas containment markets, with customers in industrial and specialty gas markets investing the lowest amounts in new cylinders since the recession of 2009. Sales of composite life-support cylinders used in self-contained breathing apparatus (SCBA) for emergency services were impacted by delays in regulatory approval for our customers’ SCBA kits compliant with the new 2013 USA standard, as previously reported. Sales of large composite AF cylinders and module systems were $14.1m in the quarter, an improvement on the previous quarter due to the deliveries in March 2014 of the majority of the bulk gas transport modules for a virtual pipeline supplying compressed natural gas (CNG) to a large Australian mining operation for conversion of power generation from diesel to natural gas. The total contract value for this virtual pipeline is expected to be between $10m and $15m, depending on the volume of gas required to be transported. AF new order intake, however, was weaker than expected due to a lull in the market and intense price competition for the demand on offer.

Trading profit for the first quarter of 2014 was $1.6m, a decrease of $3.6m or 69.2% from the $5.2m trading profit for the first quarter of 2013. In addition to total divisional sales revenue being down in the quarter, we had an adverse mix of sales compared to Q1 2013. We also incurred costs for product development and marketing of new products in the AF market, as well as costs in relation to product development in the medical market.

Elektron

Elektron Division’s revenue was $57.2m for Q1 2014, an increase of $3.2m from Q1 2013. The continuing drop in rare earth costs allowed us to reduce rare earth surcharges to customers by $2.3m in Q1 2014 to only $0.9m when compared to Q1 2013. Q1 2014 net revenue was up $5.5m to $56.3m compared to Q1 2013. FX translation differences were a positive $1.2m on prior-year revenue, so underlying revenue was up $4.3m or 8.5%. This improvement occurred despite disruption in sales of magnesium powders for defense countermeasure flares due to a major U.S. customer’s plant being shut down after a serious accident towards the end of February. Sales of high-performance aerospace alloys, photo-engraving plate, wrought products, as well as automotive recycling, all grew compared to Q1 2013. European automotive demand also showed some improvement, helping auto-catalysis sales. We had a strong quarter for chemical catalysts for industrial applications, with a large order being processed in the U.S., though in general the quarter-to-quarter sales pattern for this market remains fairly irregular. Apart from U.S. defense markets, U.S. demand was fairly strong with newer sectors, including oil and gas, providing additional sales growth.

Elektron’s trading profit of $10.7m in Q1 2014 was $1.0m higher than in Q1 2013. Sales margins were generally stable, and profit increased because of stronger sales in the quarter. The trading profit margin was also slightly improved at 18.7% compared to 18.0% in Q1 2013, as a result of better utilization of the European plants on the back of stronger sales demand. We incurred extra costs in areas of product development and IP protection, which increased our administrative expenses.

Operating profit to net income for the period

Operating profit was $12.3m in Q1 2014 compared to $14.5m in Q1 2013. There were no charges in Q1 2014 relating to restructuring and other income or expense, whereas there were charges of $0.4m in respect of restructuring and other income or expense in the first quarter of 2013.

The net interest charge for Q1 2014 was $0.1m lower at $1.4m (Q1 2013: $1.5m).

Profit on operations before tax was $10.0m for Q1 2014 (Q1 2013: $12.1m). Tax expense was $2.8m (Q1 2013: $3.8m), and the effective tax rate was 28.0%, compared to 31.4% in Q1 2013, in line with our expectations following tax-saving measures implemented in 2013.

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Net income in the period was $7.2m (Q1 2013: $8.3m). Adjusting for non-trading items (IAS 19 retirement benefits finance charges, acquisition and disposal costs, restructuring and other income and expense and other share-based compensation charges), adjusted net income in Q1 2014 was $8.0m (Q1 2013: $9.4m).

Earnings per £1 ordinary share for Q1 2014, unadjusted, was $0.54. Using adjusted net income, earnings per £1 ordinary share was $0.60, and the ADS equivalent was $0.30 for Q1 2014. The fully diluted adjusted earnings per ADS was $0.28, the result being depressed by the weak Gas Cylinders trading profit.

Cash flow and net debt

The Group achieved a $1.3m net cash inflow from operating activities in Q1 2014 compared to an inflow of $9.6m in Q1 2013. There was a cash outflow from higher working capital of $13.3m in Q1 2014 compared to an outflow of $6.8m in Q1 2013, which reflects a build-up of work-in-progress and receivables in the AF gas cylinder business and improved orders in Elektron. The longer-term contractual nature of the virtual pipeline contract in Australia did have a negative impact on working capital.

Net cash used in investing activities was $6.0m in Q1 2014 compared to $6.4m in Q1 2013. Purchases of property, plant and equipment resulted in a cash outflow of $3.1m in Q1 2014 (Q1 2013: $3.9m). Q1 2014 includes a cash outflow of $2.7m in relation to acquisitions, further explained below. There was a net cash outflow before financing of $4.7m in Q1 2014, compared to an inflow of $3.2m in Q1 2013.

Q1 2014 cash flows used in financing activities were a net outflow of $5.2m compared to an outflow of $4.2m in Q1 2013. For both years, this included $1.2m of interest paid to debt-holders and $2.7m of dividends paid. In Q1 2014, we also paid a further $1.3m in fees to extend our banking facilities in both size and duration. Total cash flow movements were a net outflow of $9.9m in Q1 2014 compared to an outflow of $1.0m in Q1 2013.

We had $18.5m of cash and cash equivalents as at March 31, 2014, compared to an equivalent figure of $37.0m as at March 31, 2013. As at March 31, 2014, net debt had increased to $45.6m from $26.5m as at March 31, 2013.

Other corporate matters

Acquisition of additional CNG cylinder manufacturing facility

We have acquired a business specializing in the design and manufacture of high-pressure composite cylinders for CNG. Located in Utah, the business will operate as part of the Group’s global Luxfer Gas Cylinders Division. The business specializes in Type 4 (polymer-lined) carbon composite cylinders for use as fuel tanks for CNG-powered alternative fuel (AF) vehicles. This acquisition provides our gas cylinder business with a facility purpose-built for the manufacture of new Type 4 composite cylinder products, which will be targeted primarily at the class 8 heavy-duty truck market, where a high rate of conversion from diesel to CNG is widely anticipated. Luxfer is in final stages of developing a new range of larger-diameter Type 4 cylinders for growing CNG markets to complement its existing lightweight range of Type 3 aluminum-lined cylinder products and systems.

Newly extended banking arrangements

The Group has signed an agreement to amend and extend its banking facilities. The new arrangements provide an expanded $150m of committed revolving credit facilities, at slightly lower costs than previous terms, and also provide up to an additional $50m via a standby accordion facility. The old facilities were due to mature in early May 2015, but the amended facility is extended to the end of April 2019. The cost of extending these facilities was an additional $1.3 million of commitment fees, which were paid in Q1 2014, plus legal costs estimated at $0.3m, which will be paid in Q2 2014.

Annual General Meeting

The Annual General Meeting of Luxfer Holdings PLC will be held at 10 a.m. U.K. time on Thursday, May 29, 2014, at the Royal Thames Yacht Club, 60 Knightsbridge, London SW1X 7LF. The related documents are now on our website at www.Luxfer.com: Notice (incorporating the Chairman’s letter) of Annual General Meeting, Report and Accounts of Luxfer Holdings Plc for the year ended December 31, 2013, and a location map of the venue.

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One of the resolutions will be to realign the number of ordinary shares of Luxfer Holdings PLC with the number of its ADSs, through a 2 for 1 share split. Currently each £1 ordinary share is worth two ADSs and if the share split is agreed at the AGM, we expect to amend the ratio of ordinary shares to ADS such that each ADS will represent one £0.50 ordinary share. As a result, although the number of ordinary shares would double in number, the number of ADSs would stay the same. This will enable the same EPS to be quoted for ordinary shares under IFRS as for earnings per ADS, avoiding the current complexity of different EPS measures being used.

Strategic products update

Intelligent Oxygen System (IOS) - In the medical market we have been incurring additional costs as we complete development and work through the qualification process of our IOS medical composite cylinder system. In the quarter, the quality system at our U.K. cylinder facility, where we plan to manufacture our IOS medical oxygen delivery system, was approved to the ISO 13485 Medical Devices standard, one of a series of regulatory milestones required to be able to manufacture and sell this new product. CE approval to enable commercial sales in Europe and elsewhere is anticipated during 2015.

Alternative Fuel (AF) containment – We are well advanced in the development of a new range of Type 4 (polymer lined) composite cylinders, which we expect to be able to manufacture at our newly acquired Utah facilities in Q3 of 2014. A new sector for Luxfer will be targeted: the North American class 8 heavy-duty truck market.

Bulk gas transportation – In the quarter we announced our largest single order for bulk gas transportation modules for a virtual pipeline project in Australia. We made the majority of the shipments for this $10m to $15m project in March 2014.

Magnesium in aircraft Interiors – We are pleased to confirm another milestone in this project, when the FAA issued the details of the laboratory scale flame test criteria for magnesium alloys to be used in aircraft seating. In the quarter we were also able to announce the first seating applications, by our customer, Zim Flugsitz, in a low- volume European application.

Outlook for 2014

As was flagged as likely when the 2013 result was released, Q1 has been relatively depressed, with reduced profits for our Gas Cylinders Division. Our European cylinder markets remain weak, and the known issue over North American SCBA regulatory approvals was compounded in the Gas Cylinders Division by a slowdown in new demand for AF cylinders, although we remain confident about the outlook for that market, and our European operation shipped the bulk of the Australian AF virtual pipeline modules at the end of Q1 2014.

In the Elektron Division, the outage at one of our defense customers producing countermeasure flares, which only affected five weeks of the quarter, was offset by better sales of aerospace alloys and industrial catalysts, resulting in improved profits compared to Q1 2013.

In the Gas Cylinders Division, Q2 will continue to be affected by deferred SCBA demand, and weak AF sales. We are making good progress on developing our range of Type 4 (polymer-lined) composite cylinders for applications where larger-diameter cylinders are required, but there are development costs associated with this. Our recently-acquired facility in Utah is now being assimilated into our organization and prepared for the production of that range, targeted to start during Q3 2014, but will be a net cost during Q2.

In the Elektron Division, we are assuming that the outage at our defense customer mentioned above will continue throughout Q2, with therefore a bigger impact than in Q1, but we expect the customer will be back in production in the second half of 2014. We continue to believe that we are seeing some indications of impending recovery in the European automotive market, which we expect to benefit the business in the second half of the year. The aerospace market is expected to continue to be strong, but our industrial catalyst sales remain ‘lumpy’, with the larger sales experienced in Q1 not currently expected to be repeated in Q2 or the later quarters of 2014.

Overall, the first half of 2014 is going to be depressed due to the external factors we have highlighted in the market place, plus the need to support longer-term development opportunities in both divisions. We remain optimistic that we will see an uplift in both divisions during the second half of 2014. Based on a good first quarter for Elektron, this holds out the realistic prospect that we can lift the Elektron Division 2014 result above prior year. In the Gas Cylinders Division, however, a weaker than expected first quarter is quite likely, for the reasons given above, to be followed by a poor Q2, so it is now improbable that we can recover the Gas Cylinders Division full-year result to be higher than prior year. There are opportunities in the marketplace and the external factors that are currently holding us back can reasonably be expected to reverse in the second half, so we still expect the Group trading profit during Q3 and Q4 to be above prior year, providing improved earnings momentum when heading into 2015.

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CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013 (UNAUDITED)

Three-month periods ended March 31,

2014	2013
CONTINUING OPERATIONS	$M	$M
REVENUE	123.3	122.4
Cost of sales	(94.4)	(94.1)
Gross profit	28.9	28.3

Distribution costs	(2.1)	(1.6)
Administrative expenses	(14.5)	(11.8)

TRADING PROFIT	12.3	14.9
Restructuring and other income (expense)	-	(0.4)

OPERATING PROFIT	12.3	14.5
Acquisitions and disposals	(0.2)	-
Finance income
Interest received	0.1	-
Finance costs
Interest costs	(1.5)	(1.5)
IAS 19R – retirement benefits finance charge	(0.7)	(0.9)

PROFIT ON OPERATIONS BEFORE TAXATION	10.0	12.1
Tax expense	(2.8)	(3.8)

NET INCOME FOR THE PERIOD	7.2	8.3

Attributable to:
Equity shareholders	7.2	8.3

NET INCOME FOR THE PERIOD	7.2	8.3
IAS 19R – retirement benefits finance charge	0.7	0.9
Acquisitions and disposals	0.2	-
Restructuring and other (income) expense	-	0.4
Other share based compensation charges	0.3	0.1
Tax thereon	(0.4)	(0.3)
ADJUSTED NET INCOME	8.0	9.4

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013 (UNAUDITED)

Three-month periods ended March 31,

2014	2013
	$M	$M
Net income for the period	7.2	8.3

Other comprehensive income movements:
Exchange differences on translation of foreign operations	0.1	(6.3)

Fair value movements in cash flow hedges	(0.1)	0.6
Transfers to income statement on cash flow hedges	(0.3)	(0.8)
Deferred tax on cash flow hedges	0.1	-
Hedge accounting income adjustments	(0.3)	(0.2)

Total hedge accounting and translation of foreign operation movements	(0.2)	(6.5)

Remeasurement of defined benefit retirement plans	(7.7)	11.0
Deferred tax on retirement benefit changes	1.9	(3.4)
Retirement benefit changes	(5.8)	7.6
Total other comprehensive income movements for the period	(6.0)	1.1
Total comprehensive income for the period	1.2	9.4

Attributed to:
Equity shareholders	1.2	9.4

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UNAUDITED CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2014 AND 2013 AND AUDITED DECEMBER 31, 2013

	March 31,	March 31,	December 31,
	2014	2013	2013
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	137.9	125.4	137.9
Intangible assets	47.8	35.9	41.4
Investments	7.9	3.3	7.9
Deferred tax assets	16.7	15.8	15.8
	210.3	180.4	203.0
Current assets
Inventories	106.8	82.2	94.1
Trade and other receivables	81.0	76.5	68.6
Income tax receivable	0.4	-	2.0
Cash and short term deposits	18.5	37.0	28.4
	206.7	195.7	193.1
TOTAL ASSETS	417.0	376.1	396.1
EQUITY AND LIABILITIES

Ordinary share capital	25.3	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	55.6	55.6	55.6
Retained earnings	316.0	291.8	317.3
Own shares held by ESOP	(0.5)	(0.5)	(0.5)
Other capital reserves	2.6	1.1	2.6
Hedging reserve	(0.6)	0.2	(0.3)
Translation reserve	(25.3)	(34.8)	(25.4)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity holders	190.2	155.8	191.7
Total equity	190.2	155.8	191.7

Non-current liabilities
Bank and other loans	63.8	63.5	63.8
Retirement benefits	74.1	79.8	67.6
Deferred tax liability	4.3	-	5.5
Deferred consideration	3.6	-	-
Provisions	2.1	2.5	2.2
	147.9	145.8	139.1
Current liabilities
Bank and other loans	0.3	-	-
Trade and other payables	74.9	69.1	63.2
Current income tax liabilities	1.6	3.7	0.3
Deferred consideration	0.3	-	-
Provisions	1.8	1.7	1.8
	78.9	74.5	65.3
Total liabilities	226.8	220.3	204.4
TOTAL EQUITY AND LIABILITIES	417.0	376.1	396.1

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CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2014 AND 2013 (UNAUDITED)

	Three-month periods ended March 31,

	2014	2013
	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	7.2	8.3
Adjustments to reconcile net income for the period to net cash from operating activities:
Income taxes	2.8	2.7
Deferred income taxes	-	1.1
Depreciation and amortization	4.3	3.7
Share based compensation charges	0.3	0.3
Net interest costs	1.4	1.5
IAS 19 finance charge	0.7	0.9
Acquisitions and disposals	0.2	-
Changes in operating assets and liabilities:
Increase in receivables	(11.1)	(2.7)
Increase in inventories	(12.6)	(0.3)
Increase/(decrease) in payables	10.4	(3.8)
Movement in retirement benefit obligations	(2.3)	(1.6)
Movement in provisions	(0.1)	(0.3)
Income tax received/(paid)	0.1	(0.2)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	1.3	9.6
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(3.1)	(3.9)
Purchases of intangible assets	(0.3)	-
Investment in Joint Venture – equity funding	-	(2.5)
Interest income received from Joint Ventures	0.1	-
Purchase of business (net of cash acquired)	(2.7)	-
NET CASH USED IN INVESTING ACTIVITIES	(6.0)	(6.4)
NET CASH FLOW BEFORE FINANCING	(4.7)	3.2
FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.2)	(0.2)
Interest paid on Loan Notes due 2018	(1.0)	(1.0)
Dividends paid	(2.7)	(2.7)
IPO share issue costs	-	(0.3)
Amendment to banking facilities – financing costs	(1.3)	-
NET CASH FLOWS USED IN FINANCING ACTIVITIES	(5.2)	(4.2)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9.9)	(1.0)
Net decrease in cash and cash equivalents	(9.9)	(1.0)
Net foreign exchange differences	-	(2.2)
Cash and cash equivalents at beginning of period	28.4	40.2
Cash and cash equivalents at end of period	18.5	37.0

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1. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on trading profit or loss, defined as operating profit or loss before restructuring and other expense. All inter-segment sales are made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month period ended March 31, 2014				Three-month period ended March 31, 2013
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	66.1	57.4	-	123.5	68.4	54.3	-	122.7
Inter-segment sales	-	(0.2)	-	(0.2)	-	(0.3)	-	(0.3)
Sales to external customers	66.1	57.2	-	123.3	68.4	54.0	-	122.4
Result
Trading profit	1.6	10.7	-	12.3	5.2	9.7	-	14.9
Restructuring and other income (expense)	-	-	-	-	(0.2)	-	(0.2)	(0.4)
Operating profit	1.6	10.7	-	12.3	5.0	9.7	(0.2)	14.5
Acquisitions and disposals	(0.2)	-	-	(0.2)	-	-	-	-
Net interest costs	-	-	(1.4)	(1.4)	-	-	(1.5)	(1.5)
IAS 19 finance charge			(0.7)	(0.7)	-	-	(0.9)	(0.9)
Profit before tax	1.4	10.7	(2.1)	10.0	5.0	9.7	(2.6)	12.1
Tax expense				(2.8)				(3.8)
Net income for the period				7.2				8.3
Other segment information
Segment assets	201.8	161.2	54.0	417.0	162.5	148.9	64.7	376.1
Segment liabilities	(41.4)	(26.4)	(159.0)	(226.8)	(39.1)	(24.4)	(156.8)	(220.3)
Net assets/(liabilities)	160.4	134.8	(105.0)	190.2	123.4	124.5	(92.1)	155.8
Capital expenditure: Property, plant and equipment	1.7	1.5	-	3.2	1.8	1.4	-	3.2
Capital expenditure: Intangible assets	0.2	0.1	-	0.3	-	-	-	-
Depreciation and amortization	1.9	2.4	-	4.3	1.7	2.0	-	3.7

10

2. Calculation of net debt

Three-month periods ended March 31,

2014	2013
Net debt is represented by:	$M	$M
Non-current bank and other loans	(63.8)	(63.5)
Current bank and other loans	(0.3)
Less:
Cash and short term deposits	18.5	37.0
Net debt at the end of the period	(45.6)	(26.5)

3. Other income (expense) items

a)	Restructuring and other income (expense)
	Three-month periods
	ended March 31,
	2014	2013
	$M	$M
Charged to Operating profit:
Rationalization of operations	-	(0.2)
I.P.O. related share based compensation charges	-	(0.2)
	-	(0.4)

b)	Acquisitions and disposals
	Three-month periods ended March 31,

	2014	2013
	$M	$M
(Charged) to Non-operating profit:
Net acquisition costs	(0.2)	-
	(0.2)	-

Rationalization of operations

For the three-month period ended March 31, 2013, $0.2 million of costs have been incurred in relation to rationalization costs in our Gas Cylinders division.

I.P.O-related share-based compensation charges

For the three-month period ended March 31, 2013, a charge of $0.2 million was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering in 2012.

Net acquisition costs

For the three-month period ended March 31, 2014, $0.2 million of costs have been incurred in relation to the acquisition of a small composite cylinder manufacturer and the associated production assets in Utah.

11

4. Reconciliation of non-GAAP measures

The following table presents a reconciliation of Adjusted net income and Adjusted EBITDA to net income for the period, the most comparable IFRS measure.

	Three-month periods
	ended March 31,
	2014	2013
	$M	$M
Net income for the period	7.2	8.3
IAS 19 – retirement benefits finance charge	0.7	0.9
Acquisitions and disposals	0.2	-
Restructuring and other (income) expense	-	0.4
Other share based compensation charges	0.3	0.1
Tax thereon	(0.4)	(0.3)
Adjusted net income	8.0	9.4

Add back: Tax thereon	0.4	0.3
Tax expense	2.8	3.8
Interest costs (net)	1.4	1.5
Depreciation and amortization	4.3	3.7
Adjusted EBITDA	16.9	18.7

Management believes that Adjusted net income and Adjusted EBITDA are key performance indicators used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. Adjusted net income and Adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

12

5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year have been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

American Depositary Shares (ADSs) of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £1 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds 1 £1 ordinary share for every 2 ADSs traded, through American Depositary Receipts.

The Group reports earnings per ordinary share and also earnings per ADS to enable both sets of equity holders to understand the Group’s earnings as a proportion of their equity investment held.

	Three-month periods
	ended March 31,
	2014	2013
	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	7.2	8.3
Adjusted earnings:
IAS 19 – retirement benefits finance charge	0.7	0.9
Acquisitions and disposals	0.2	-
Restructuring and other (income) expense	-	0.4
Other share based compensation charges	0.3	0.1
Tax thereon	(0.4)	(0.3)
Adjusted earnings	8.0	9.4

Weighted average number of £1 ordinary shares:
For basic earnings per share	13,413,702	13,406,433
Exercise of share options	631,365	573,158
For diluted earnings per share	14,045,067	13,979,591

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.60	$0.70
Unadjusted	$0.54	$0.62
Diluted
Adjusted	$0.57	$0.67
Unadjusted	$0.51	$0.59
Each £1 ordinary share is equal to 2 American Depositary Shares, as listed and quoted on the New York Stock Exchange.
If all £1 ordinary shares were converted to ADSs, the weighted average number of ADSs would be as follows:
For basic earnings per share	26,827,403	26,812,866
For diluted earnings per share	28,090,133	27,959,182

Earnings per American Depositary Share:
Basic
Adjusted	$0.30	$0.35
Unadjusted	$0.27	$0.31
Diluted
Adjusted	$0.28	$0.34
Unadjusted	$0.26	$0.30

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6. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the United States.

The actuarial assumptions used to estimate the IAS 19 accounting position of the Group’s defined benefit pension plans have been updated for market conditions at March 31, 2014.

The discount rate for the U.K. plan has decreased by 0.1% per annum from 4.5% at December 31, 2013, to 4.4% at March 31 2014. Long-term inflation expectations have remained the same as those at December 31, 2013 at 3.4%. The combined effect of the changes has been to increase the projected benefit obligation by approximately $6m relative to that expected. There have also been slightly lower-than-expected returns on U.K. plan assets of $0.3m, which, combined with the change in the projected benefit obligation and the net charges/contributions and translation impact of a positive $1m, has led to the deficit on the U.K. plan increasing by approximately $5m.

In the United States, the discount rate has decreased by 0.3% from 4.9% at December 31, 2013 to 4.6% at March 31, 2014. This has increased the projected benefit obligation by approximately $2m relative to that expected. There were better-than-expected returns on U.S. plan assets of $0.1m, which, combined with the change in the projected benefit obligation and the net charges/contributions of the scheme of a positive $0.5m, has led to the deficit on the U.S. plan increasing by approximately $1.4m.

The movement in the pension liability is shown below:

Three-month periods ended March 31,

2014	2013
	$M	$M
Opening balance	67.6	96.7
Charged to the Income Statement	2.5	2.7
Cash contributions	(4.1)	(3.4)
(Credited)/charged to the Statement of Comprehensive Income	7.7	(11.0)
Exchange adjustments	0.4	(5.2)
Closing balance	74.1	79.8

7. Dividends paid and proposed

Three-month periods ended March 31,

2014	2013
	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 6, 2013 ($0.20 per ordinary share)	-	2.7
Interim dividend paid February 5, 2014 ($0.20 per ordinary share)	2.7	-
	2.7	2.7

8. Share based compensation

Luxfer Holdings PLC Long-Term Umbrella Incentive Plan (“LTIP”) and Luxfer Holdings PLC Non-Executive Directors Equity Incentive Plan (“Director EIP”)

On March 21, 2014, 201,870 Restricted Stock Units and Options over ADSs equivalent to 100,935 ordinary shares, were granted under the LTIP.

14

9. Acquisition of business

In March 2014 the Group acquired a business specializing in the design and manufacture of composite cylinders and the associated production assets in Utah. This provides our North American Gas Cylinders business with a facility purpose-built for the manufacture of Type 4 (polymer-lined) composite cylinder products, which will be targeted initially at the class 8 heavy-duty truck market, where an increasing rate of conversion from diesel to CNG is widely anticipated. We are in the final stages of developing a new range of larger-diameter Type 4 cylinders for growing CNG markets to complement our existing lightweight range of Type 3 (aluminum-lined) cylinder products and systems, and our plan is for the new range to be made in Utah.

Assets acquired and liabilities assumed

Fair value
March 31, 2014
$M
Property, plant and equipment	1.0
Intangible assets	-
Cash and short term deposits	0.1
Trade and other receivables	0.3
Total assets	1.4
Trade and other payables	(0.3)
Bank and other loans	(0.3)
Total liabilities	(0.6)
Net assets acquired	0.8

Total identifiable net assets at fair value	0.8

Goodwill arising on acquisition	5.9

Gross purchase consideration	6.7

Represented by:
Amounts paid	2.8
Contingent consideration liability	3.9
6.7

The contingent consideration is shown net of the impact of discounting. The contingent consideration is linked into the future profitability of the company and will be payable at March 31, 2017. It has been discounted using a rate of 14%.

As the acquisition occurred late in the first quarter, the acquisition balance sheet is yet to be finalized and this could impact the contingent consideration liability. The fair value measurement of the assets and liabilities is also ongoing. In particular there will likely be separately identifiable intangible assets.

March 31, 2014
$M
Net acquisition costs:
Transaction costs	0.2
0.2

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9. Acquisition of business (continued)

March 31, 2014
$M
Net cashflow on purchase of business:
Included in net cashflows from investing activities:
Amounts paid	2.8
Cash acquired	(0.1)
2.7

Transaction costs are expected to be approximately $0.2m and will be included in cashflows from operating activities when they are paid. As at March 31, 2014 they are included in trade payables.

As the acquisition occurred late in March 2014, there has been no contribution to revenue and profit before tax. It has not yet been possible to assess what the contribution to revenue and profit before tax would have been had the acquisition occurred at the beginning of the year.

10. Amendment to banking facilities

On March 25, 2014, the Group amended its banking facilities. The new arrangements provide an expanded $150 million of committed revolving credit facilities, at slightly lower costs to previous terms, and also provide up to an additional $50 million via a standby accordion facility. The current facilities were due to mature in early May 2015, but the amended facility will now be extended to the end of April 2019. The cost of extending these facilities was an additional $1.3 million commitment fee plus legal costs estimated at $0.3m. The private placement notes and the revolving credit facility are unsecured.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: May 7, 2014

By: /s/ Andrew Beaden

Andrew Beaden

Authorized Signatory for and on behalf of Luxfer Holdings PLC